

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 15, 2015

<u>Via E-mail</u>
Jennifer Tsuneta
MVP REIT II, Inc.
12730 High Bluff Drive, #110
San Diego, California 92130

>   **Re: MVP REIT II, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed August 28, 2015**
>   **File No. 333-205893**

Dear Ms. Tsuneta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2015 letter.

<u>Q: What happens if you do not raise a minimum of $2,000,000 in this offering?, page 3</u>

1. We note that your directors, officers, sponsor, advisor, and their affiliates may purchase shares in the offering and that such purchases will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

<u>Estimated Use of Proceeds, page 61</u>

2. We note your disclosure in footnote 1 on page 62 that your sponsor or its affiliates will pay selling commissions of up to 6.5% of gross offering proceeds without any right to seek reimbursement from you. Please revise your tabular disclosure of selling commissions to reflect the dollar amount and percentage represented by the selling

commissions to be paid by your sponsor or its affiliates. Even though your sponsor or its affiliates will pay the selling commissions, these fees are still offering expenses. Industry Guide 5, part 3.B., requires the presentation of these expenses in the tabular summary.

3. We note that your sponsor and its affiliates will not have any right to seek reimbursement from you for the payment of the selling commissions. Please revise your footnote to clarify, if true, that you will not reimburse the Sponsor or its affiliates for the payment of the selling commissions and that other fees payable to your sponsor, advisor, or either entity's affiliates, are not higher and will not increase in order to indirectly reimburse the sponsor or its affiliates for the payment of selling commissions.

You may contact Bill Demarest at (202) 551-3432 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc: Rosemarie Thurston, Esq. (via E-mail)